Alcon Reports Strong First-Quarter 2024 Results Driven by Robust Sales in Contact Lenses and Ocular Health
•First-quarter 2024 sales of $2.4 billion, up 5%, or 7% constant currency1 (cc)
•First-quarter 2024 diluted EPS of $0.50, up 43%, or 62% cc; core diluted EPS2 of $0.78 up 11%, or 21% cc
•First-quarter 2024 cash from operations of $341 million; free cash flow3 of $229 million, up $248 million year-over year
•Dividend of CHF 0.24 per share approved by shareholders at the Annual General Meeting on May 8, 2024
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, May 13, 2024 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three months ended March 31, 2024. For the first quarter of 2024, sales were $2.4 billion, an increase of 5% on a reported basis and 7% on a constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.50 and core diluted earnings per share2 of $0.78 in the first quarter of 2024.
"Our first-quarter results reflect the outstanding work done by our more than 25,000 associates across both our Surgical and Vision Care franchises," said David J. Endicott, Alcon's Chief Executive Officer. "We're encouraged with the positive momentum we're seeing across our broad range of products, particularly in our innovative contact lenses, where we saw record sales again this quarter."
First-quarter 2024 key figures

	Three months ended March 31
	2024	2023
Net sales ($ millions)	2,444	2,333
Operating margin (%)	15.1%	11.5%
Diluted earnings per share ($)	0.50	0.35
Core results (non-IFRS measure)[2]
Core operating margin (%)	22.0%	20.6%
Core diluted earnings per share ($)	0.78	0.70
Cash flows ($ millions)
Net cash flows from operating activities	341	85
Free cash flow (non-IFRS measure)[3]	229	(19)
1.Constant currency is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.
2.Core results, such as core operating income, core operating margin and core diluted EPS, are non-IFRS measures. Refer to the 'Footnotes' section for additional information.
3.Free cash flow is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.

First-quarter 2024 results
Sales for the first quarter of 2024 were $2.4 billion, an increase of 5% on a reported basis and 7% on a constant currency basis, compared to the first quarter of 2023.
The following table highlights net sales by segment for the first quarter of 2024:

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2024	2023	$	cc1 (non-IFRS measure)

Surgical
Implantables	433	427	1	6
Consumables	686	656	5	7
Equipment/other	219	221	(1)	2
Total Surgical	1,338	1,304	3	6
Vision Care
Contact lenses	671	615	9	11
Ocular health	435	414	5	8
Total Vision Care	1,106	1,029	7	10
Net sales to third parties	2,444	2,333	5	7
Surgical growth reflects strength in international markets
For the first quarter of 2024, Surgical net sales, which include implantables, consumables and equipment/other, were $1.3 billion, an increase of 3% on a reported basis and 6% on a constant currency basis versus the first quarter of 2023.
•Implantables net sales were $433 million, an increase of 1%, led by advanced technology intraocular lenses in international markets, partially offset by unfavorable currency impacts of 5%. Implantables net sales increased 6% constant currency.
•Consumables net sales were $686 million, an increase of 5%, reflecting demand for vitreoretinal and cataract consumables, particularly in international markets, and price increases. Growth was partially offset by unfavorable currency impacts of 2%. Consumables net sales increased 7% constant currency.
•Equipment/other net sales were $219 million, a decrease of 1%. The prior year period benefited from strong demand in international markets for cataract and vitreoretinal equipment. Excluding unfavorable currency impacts of 3%, equipment/other net sales increased 2% constant currency.
Vision Care growth reflects strength in contact lenses and eye drops
For the first quarter of 2024, Vision Care net sales, which include contact lenses and ocular health, were $1.1 billion, an increase of 7% on a reported basis and 10% on a constant currency basis, versus the first quarter of 2023.
•Contact lenses net sales were $671 million, an increase of 9%, driven by product innovation, including our toric and multifocal modalities, and price increases. Growth was partially offset by unfavorable currency impacts of 2%. Contact lenses net sales increased 11% constant currency.

•Ocular health net sales were $435 million, an increase of 5%, primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. Growth was partially offset by unfavorable currency impacts of 3%. Ocular health net sales increased 8% constant currency.
Operating income
First-quarter 2024 operating income was $368 million, compared to $268 million in the prior year period. Operating margin increased 3.6 percentage points, reflecting improved underlying operating leverage from higher sales and the timing of discretionary spend. The prior year period included $26 million for the transformation program which was completed in the fourth quarter of 2023. Operating margin benefits were partially offset by a negative 1.3 percentage point impact from currency. Operating margin increased 4.9 percentage points on a constant currency basis.
Adjustments to arrive at core operating income2 in the current year period were $169 million, mainly due to $166 million of amortization. Excluding these and other adjustments, first-quarter 2024 core operating income was $537 million.
First-quarter 2024 core operating margin was 22.0%. Core operating margin increased 1.4 percentage points, reflecting improved underlying operating leverage from higher sales and the timing of discretionary spend, partially offset by a negative 1.2 percentage point impact from currency. Core operating margin increased 2.6 percentage points on a constant currency basis.
Diluted earnings per share (EPS)
First-quarter 2024 diluted earnings per share of $0.50 increased 43%, or 62% on a constant currency basis. Core diluted earnings per share of $0.78 increased 11%, or 21% on a constant currency basis.
Dividend
On May 8, 2024, at the Company's Annual General Meeting, the shareholders approved a dividend of CHF 0.24 per share, which is expected to be paid on or around May 16, 2024. The total dividend payments will amount to a maximum of $132 million, using the CHF/USD exchange rate as of May 8, 2024.
Balance sheet and cash flow highlights
The Company ended the first quarter with a cash position of $1.1 billion. Cash flows from operating activities for the first quarter of 2024 totaled $341 million, compared to $85 million in the prior year period. The current year period includes increased collections associated with higher sales, lower taxes paid due to timing of payments and lower transformation payments following completion of the transformation program in the fourth quarter of 2023, partially offset by associate short-term incentive payments, which generally occur in the first quarter and were higher than in the prior year period. Both periods were impacted by changes in net working capital.
Free cash flow, a non-IFRS measure, was an inflow of $229 million in the first quarter of 2024, compared to an outflow of $19 million in the prior year period, due to increased cash flows from operating activities.

2024 outlook
The Company updated its 2024 outlook as per the table below.

2024 outlook[4]	as of February	as of May	Comments
Net sales (USD)	$9.9 to $10.1 billion	$9.9 to $10.1 billion	Maintain
Change vs. prior year (cc)[1] (non-IFRS measure)	+6% to +8%	'+7% to +9%	Increase
Core operating margin[2] (non-IFRS measure)	20.5% to 21.5%	20.5% to 21.5%	Maintain
Interest expense and Other financial income & expense	$190 to $210 million	$180 to $200 million	Decrease
Core effective tax rate[5] (non-IFRS measure)	~20%	~20%	Maintain
Core diluted EPS[2] (non-IFRS measure)	$3.00 to $3.10	$3.00 to $3.10	Maintain
Change vs. prior year (cc)[1] (non-IFRS measure)	+13% to +16%	+15% to +18%	Increase
This outlook assumes the following:
•Aggregated markets grow in line with historical averages (mid-single digits);
•Exchange rates as of the end of April 2024 prevail through year-end;
•Approximately 498 million weighted-averaged diluted shares.

4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the 'Footnotes' section for additional information.
5.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. Refer to the 'Footnotes' section for additional information.

Webcast and Conference Call Instructions
The Company will host a conference call on May 14, 2024 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its first-quarter 2024 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2024/Alcons-First-Quarter-2024-Earnings-Conference-Call-2024-bHeBbPyYwS/default.aspx

Footnotes (pages 1-4)
1.Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core operating income, core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
3.Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
5.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended March 31
($ millions unless indicated otherwise)	2024		2023

United States	1,149	47%	1,078	46%
International	1,295	53%	1,255	54%
Net sales to third parties	2,444	100%	2,333	100%

Consolidated Income Statement (unaudited)

	Three months ended March 31
($ millions except earnings per share)	2024	2023
Net sales to third parties	2,444	2,333
Other revenues	15	19
Net sales and other revenues	2,459	2,352
Cost of net sales	(1,063)	(1,030)
Cost of other revenues	(14)	(17)
Gross profit	1,382	1,305
Selling, general & administration	(802)	(785)
Research & development	(199)	(202)
Other income	6	5
Other expense	(19)	(55)
Operating income	368	268
Interest expense	(45)	(47)
Other financial income & expense	12	(8)
Income before taxes	335	213
Taxes	(87)	(39)
Net income	248	174

Earnings per share ($)
Basic	0.50	0.35
Diluted	0.50	0.35

Weighted average number of shares outstanding (millions)
Basic	493.8	492.4
Diluted	496.6	495.5

Balance sheet highlights

($ millions)	March 31, 2024	December 31, 2023
Cash and cash equivalents	1,141	1,094
Current financial debts	141	63
Non-current financial debts	4,553	4,676
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the three months ended March 31, 2024 and 2023, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2024	2023
Net cash flows from operating activities	341	85
Purchase of property, plant & equipment	(112)	(104)
Free cash flow	229	(19)

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended March 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Other items(3)	Core results (non-IFRS measure)
Gross profit	1,382	164	3	1,549
Operating income	368	166	3	537
Income before taxes	335	166	3	504
Taxes(4)	(87)	(29)	(1)	(117)
Net income	248	137	2	387
Basic earnings per share ($)	0.50			0.78
Diluted earnings per share ($)	0.50			0.78
Basic - weighted average shares outstanding (millions)(5)	493.8			493.8
Diluted - weighted average shares outstanding (millions)(5)	496.6			496.6

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended March 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(2)	Other items(3)	Core results (non-IFRS measure)
Gross profit	1,305	169	—	4	1,478
Operating income	268	173	26	13	480
Income before taxes	213	173	26	13	425
Taxes(4)	(39)	(31)	(5)	(3)	(78)
Net income	174	142	21	10	347
Basic earnings per share ($)	0.35				0.70
Diluted earnings per share ($)	0.35				0.70
Basic - weighted average shares outstanding (millions)(5)	492.4				492.4
Diluted - weighted average shares outstanding (millions)(5)	495.5				495.5

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(3)For the three months ended March 31, 2024, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes the amortization of option rights, offset by fair value adjustments of financial assets.
For the three months ended March 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
(4) For the three months ended March 31, 2024, tax associated with operating income core adjustments of $169 million totaled $30 million with an average tax rate of 17.8%.
For the three months ended March 31, 2023, tax associated with operating income core adjustments of $212 million totaled $39 million with an average tax rate of 18.4%.
(5) Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 3 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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